Exhibit 99.06

99.06 Revised Annual Information Form for the Fiscal Year Ended December 31, 2012

CIPHER PHARMACEUTICALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2012

March 25, 2013

Cipher Pharmaceuticals Inc.

2012 Annual Information Form

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	I

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	1

GENERAL	1
CORPORATE HISTORY OF THE COMPANY	1
RECENT DEVELOPMENTS IN 2012	2

THE BUSINESS	3

GENERAL	3
TECHNOLOGY PARTNERSHIPS	3
DRUG DELIVERY TECHNOLOGIES	4
PRODUCTS	4
CIP-FENOFIBRATE	4
CIP-TRAMADOL ER	5
CIP-ISOTRETINOIN	7
BETESIL® PATCH	9
SPECIALIZED SKILL AND KNOWLEDGE	9
COMPETITIVE CONDITIONS	9
ECONOMIC DEPENDENCE	9
EMPLOYEES	9
LIQUIDITY AND CAPITAL RESOURCES	10
REVENUES FOR THE LAST TWO FINANCIAL YEARS	10

RISK FACTORS	10

APPLICABILITY OF PATENTS AND PROPRIETARY TECHNOLOGY	10
PATENT LITIGATION	11
PRODUCT APPROVAL PROCESS	11
MARKETING OF PRODUCTS	11
MEETING PROJECTED TIMELINES	11
PRODUCT LIABILITY AND INSURANCE	11
DEPENDENCE ON STRATEGIC PARTNERSHIPS AND LICENSEES	12
CONCENTRATION OF REVENUE	12
SUBSTANTIAL COMPETITION AND RAPID TECHNOLOGICAL CHANGE	12
THE PUBLICATION OF NEGATIVE RESULTS OF CLINICAL TRIALS MAY ADVERSELY IMPACT THE COMPANY’S PRODUCTS	13
CAPITAL NEEDS	13
KEY PERSONNEL AND EXTERNAL COLLABORATORS	13
GOVERNMENT REGULATION AND REGULATORY APPROVAL	13
DEPENDENCE ON CROS	14
THIRD-PARTY REIMBURSEMENT FOR THE COST OF PRODUCTS	14
SUCCESSFUL STRATEGIC INVESTMENTS	15
DEVELOPMENT GOALS AND TIME FRAMES	15
POSSIBLE DILUTION OF SHAREHOLDERS	16
SECURITIES ARE SUBJECT TO MARKET PRICE VOLATILITY	16
SIGNIFICANT SHAREHOLDERS	16

DIVIDENDS	16

DESCRIPTION OF CAPITAL STRUCTURE	17

COMMON SHARES	17
PREFERENCE SHARES	17

MARKET FOR SECURITIES	17

DIRECTORS AND OFFICERS	18

LEGAL PROCEEDINGS	19

TRANSFER AGENT AND REGISTRAR	19

MATERIAL CONTRACTS	19

MASTER LICENSING AND CLINICAL SUPPLY AGREEMENT	19
LIPOFEN® DISTRIBUTION AND SUPPLY AGREEMENT	19
CIP-ISOTRETINOIN DEVELOPMENT, DISTRIBUTION AND SUPPLY AGREEMENT	19
CONZIP® DISTRIBUTION AND SUPPLY AGREEMENT	20

AUDIT COMMITTEE INFORMATION	20

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS	20
PRE-APPROVAL POLICIES AND PROCEDURES	21
EXTERNAL AUDITOR SERVICE FEES	22

INTEREST OF EXPERTS	22

ADDITIONAL INFORMATION	22

SCHEDULE A CHARTER OF THE AUDIT COMMITTEE OF CIPHER PHARMACEUTICALS INC.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada.  These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to the applicability of patents and proprietary technology; possible patent litigation; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section hereof, under “Business Risks” and elsewhere in our Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2012 and elsewhere in our filings with Canadian securities regulators.  Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made.  The forward-looking statements included in this Annual Information Form are, unless otherwise indicated, made as of December 31, 2012 and are expressly qualified in their entirety by this cautionary language.

Except where otherwise indicated or where the context otherwise requires, all references in this annual information form (“AIF”) to the “Company” or “Cipher” are to Cipher Pharmaceuticals Inc.  Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and the statistical and financial data and other information contained in this AIF are presented as at December 31, 2012.

CORPORATE STRUCTURE

Cipher Pharmaceuticals Inc. was formed by articles of incorporation under the Business Corporations Act (Ontario) (the “OBCA”) on January 9, 2004.  The Company’s head and registered office is located at 5650 Tomken Road, Unit 16, Mississauga, Ontario, L4W 4P1.  The Company is the successor to the drug development and pharmaceutical research business of CML HealthCare Inc. (“CML”).  On October 31, 2008, the Company’s three wholly-owned subsidiaries: Cipher Canada Inc., Cipher Pharmaceuticals Ltd. and Cipher Holdings (Barbados) Ltd. were wound up by way of voluntary dissolution under the OBCA.  Since January 1, 2008 all operating activities have been carried out by Cipher Pharmaceuticals Inc.  Prior to December 31, 2007, research and development activities were carried out by Cipher Pharmaceuticals Ltd.  See “General Development of the Business — Corporate History of the Company”.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Cipher is a specialty commercial stage pharmaceutical company focused on the development and commercialization of novel formulations of successful, currently marketed molecules using advanced drug delivery technologies.  The Company’s strategy has been to in-license products that incorporate innovative drug delivery technologies and advance them through the clinical development and regulatory approval stages, after which the products have, or will be, out-licensed to international partners. The Company has taken the more rapid U.S. Food and Drug Administration (“FDA”) 505(b)(2) approach to achieving approval for a New Drug Application (“NDA”).  This approach allows the Company to rely on the significant amount of efficacy and safety data already filed with the FDA, thereby reducing the amount of new pre-clinical and clinical data required. The Company has three FDA approved products currently being sold in the U.S.

The Company has created relationships with partners that provide both proven technology and manufacturing capabilities.  Cipher believes that its internal clinical and regulatory capabilities, combined with the proven technology and manufacturing strength of its current and future partners and intended distributors, will result in successful commercial products. In 2012 the company has modified its commercial approach to marketing in Canada with plans to distribute products in selected specialty areas such as dermatology on its own.

Corporate History of the Company

On April 1, 2010, the Company reached the enrolment mid-point in its Phase III safety study of CIP-ISOTRETINOIN, with more than 400 patients enrolled.  Achieving the milestone triggered a US$2.0 million milestone payment from Ranbaxy.

On May 10, 2010, the FDA approved CIP-TRAMADOL ER.

In Q2 2010, Cipher reached a cumulative net sales milestone for Lipofen®, resulting in a US$1.0 million milestone payment from Kowa Pharmaceuticals America, Inc..

In October 2010, the U.S. Patent and Trademark Office issued a patent for CIP-TRAMADOL ER.

In late October 2010, the Company completed patient enrolment in its Phase III safety study of CIP-ISOTRETINOIN and in December 2010 a trial-related milestone was achieved that resulted in the receipt of a US$1.0 million payment from Ranbaxy Pharmaceuticals, Inc. (“Ranbaxy”).

In Q2 2011 Cipher completed its pivotal Phase III safety trial for CIP-ISOTRETINOIN and disclosed top-line results from the study.  From a safety perspective, the top-line data was positive showing no overall statistical differences in the adverse event profile between the two products.  The most frequent side effects that were observed were dry skin and dry lips.  In addition, initial statistics on psychiatric disorders, eye disorders, ear disorders, musculoskeletal, vascular disorders, cardiac disorders, and gastrointestinal disorders, illustrate there are no significant differences in the extent of adverse events between CIP-ISOTRETINOIN and the reference product

On June 28, 2011, the Company entered into a distribution and supply agreement with Vertical Pharmaceuticals, Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company, under which Cipher granted Vertical the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name ConZip® in the United States.  The Company received an up-front payment of US$0.5 million.

On August 31, 2011 the Company received Health Canada approval for CIP-TRAMADOL ER.

On September 30, 2011 the Company entered into a distribution and supply agreement with Medical Futures Inc. (“Medical Futures”), a Canadian-based pharmaceutical company, under which Cipher granted Medical Futures the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name Durela® in Canada.

In December 2011 the Company submitted a New Drug Submission (“NDS”) with Health Canada for CIP-ISOTRETINOIN.

On December 21, 2011, the Company’s amendment to the NDA for CIP-ISOTRETINOIN was accepted by the FDA as a complete, class 2 response, with a goal date under the Prescription Drug User Fee Act of May 29, 2012.  As a result of achieving this milestone, Cipher received a US$1.0 million milestone payment from Ranbaxy in December 2011.

Recent Developments in 2012

The following section describes the important recent developments for the Company in general and for its products.  Additional details related to the Company’s products are included in the “Products” section of this document.

On January 30, 2012 the Company’s NDS for CIP-ISOTRETINOIN, the novel, patented formulation of the acne medication isotretinoin, was accepted for review by Health Canada.

On February 6, 2012 Cipher announced that it reached a sales milestone for Lipofen®. This one-time milestone, which is based on sales performance over a trailing 12-month period, reflected a steady increase in new prescriptions during the past quarter. Achieving this target triggered a US$1.0 million payment from Kowa. Cipher’s 50% share of the milestone was reflected in its financial results for the first quarter of fiscal 2012.

On March 19, 2012 the Company announced that Durela® was launched in Canada by Medical Futures with a dedicated sales force of approximately 22 representatives initially, focused on key markets across Canada.  As a result of the launch, Cipher received a $150,000 payment from Medical Futures. Cipher’s 50% share of the milestone was reflected in its financial results for the first quarter of fiscal 2012.

On May 27, 2012 the Company received final FDA approval for CIP-ISOTRETINOIN, Cipher’s novel, patented brand formulation of the acne medication isotretinoin, for the treatment of severe recalcitrant nodular acne which will be marketed by Ranbaxy as Absorica™.  As a result of the FDA approval, Cipher received a US$9.0 million milestone from Ranbaxy, approximately US$4.5 million of which was shared with Galephar Pharmaceutical Research, Inc. (“Galephar”).

In August 2012 the Company reached agreement with Institut Biochimique SA (“IBSA”), a privately-owned, global pharmaceutical company headquartered in Lugano, Switzerland, to obtain exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster containing 0.1% betamethasone valerate, for the treatment of inflammatory skin conditions such as plaque psoriasis. The efficacy and safety of the Betesil® Patch has been established in three successful phase III trials conducted by IBSA. The product is currently marketed in several European countries. Cipher met with Health Canada in Q4 2012 and is currently in discussions with them regarding the product.   The Company is currently awaiting feedback from Health Canada on NDS submission requirements. The financial terms of the agreement included an upfront fee of $100,000, followed by other regulatory related milestone payments. Commercial product will be supplied by IBSA.

On November 19, 2012 the Company received NDS approval from Health Canada for CIP-ISOTRETINOIN, a novel, brand formulation of the acne medication Isotretinoin for the treatment of severe acne.  Cipher expects to launch the product under the trade name Epuris™ in Canada by early Q3 2013.

On November 26, 2012 the Company announced that Ranbaxy had launched Absorica™ in the U.S. market. The launch of Absorica is Cipher’s third commercial product and represents a major milestone.

In the coming financial year, the Company expects an increase in operating expenses of approximately $2.5 million to $3.0 million related to the Epuris™ launch and to support other growth initiatives. Cipher will be investing in commercial sales and marketing capabilities in Canada.  In addition to one-time launch costs associated with marketing promotion and market access for Epuris™, the Company plans to deploy a 6 to 8 person field sales force in the second half of 2013.

See the “Products” section below for additional information on the history of the Company’s products.

THE BUSINESS

General

The Company focuses on improving the performance of existing drugs.  It develops novel formulations of currently marketed drugs using advanced third party drug delivery technologies.  The Company’s intent is to take each product through clinical development and regulatory approval, after which the products will be licensed to pharmaceutical partners with established commercial presence in the target markets.  The Company has gained FDA approval for three products; each of which are currently marketed in the U.S. The Company’s key objectives are to leverage these FDA approvals in other jurisdictions such as Latin America bylicensing such products to leading pharmaceutical companies, known as “out-licensing”, and to strengthen its product pipeline by continuing to seek additional licences, known as “in-licensing”, for late stage formulations of new technologies and known compounds.

Cipher’s drug development strategy is focused on capitalizing on the market opportunities created by bringing late stage or reformulated drug products to market on compressed development timelines.  The Company seeks to create relationships with international partners that provide both proven technology and manufacturing capabilities.  The Company believes that its internal research and regulatory capabilities combined with the proven technology and manufacturing strength of its current and future partners and intended distributors will result in successful commercial products and will allow the Company to manage the risks associated with the drug development industry. The Company continues to seek new formulations comprising existing and new drug delivery technologies targeting North American markets.

Technology Partnerships

The Company currently has licences for four products based on two proprietary drug delivery technologies of Galephar and one proprietary technology from IBSA.  The licensed drug delivery technologies have been applied successfully to a variety of active ingredients.  The Company has established a strong collaborative partnership with Galephar, a Puerto Rico-based company with oral and pulmonary drug delivery technology, formulation, manufacturing and quality control expertise.  Galephar has licensed the commercial rights for three compounds to the Company for certain regions, including the Americas.  The Company’s investment in these rights and the Canadian rights to Betesil™ appears in the Company’s balance sheet under the heading “Intangible Assets”.

The Company believes that, in partnership with Galephar, IBSA, or other potential technology partners, it possesses all the core competencies required for drug development, regulatory approval, and commercialization from formulation to commercial manufacturing.  The Company intends to continue to selectively seek additional in-licensing strategic alliances with technology partners in order to maintain its product pipeline.

Drug Delivery Technologies

The Company’s current products utilize the following drug delivery technologies licensed from Galephar and IBSA:

Oral Lidose® Technology (“Lidose”).  Galephar’s oral semi-liquid capsule drug delivery technology is a patent-protected drug delivery system.  Active ingredients are incorporated in semi-solid or liquid compositions, contained in capsules.  This delivery system facilitates low manufacturing costs, while delivering super-bioavailability for relatively water-insoluble compounds.  CIP-FENOFIBRATE and CIP-ISOTRETINOIN are based on the Lidose drug delivery system.

Oral Controlled-Released Bead Technology.  Galephar’s multiple particle controlled release capsule technology (“MPCRC”), is based on unique extrusion and spheronization methods, and produces beads containing up to 80% active ingredient.  Each coated bead is a controlled release system in itself, and the multi-particulate system provides smooth consistent plasma levels over an extended period of time.  The system is virtually pH-independent enabling the product to be taken with or without food.  MPCRC enables CIP-TRAMADOL ER.

Self-Adhesive Medicated Plaster. IBSA’s technology is based on a unique self adhesive medicated patch providing twenty four hour delivery of medication to the affected skin area. The self-adhesive plaster is 75cm2 (7.5 x 10 cm) and is composed of multiple layers, including a transparent plastic film layer, an intermediate tissue layer, an adhesive layer containing the drug and a protective layer (to be removed prior to application). The plaster acts as an occlusive dressing and provides a continuous sustained release of the drug. The plaster can be trimmed to exactly cover the affected area, delivering a uniform concentration of the drug specifically to the affected area, thereby reducing the risk of exposure of the drug outside the treated area. The plaster also acts as a barrier, preventing further damage of the area from trauma or scratching, which may aid in the healing process. Betesil™ is based on IBSA’s self-adhesive medicated plaster technology.

Products

The following is a description of the drugs in the Company’s pipeline, including historical developments and development progress:

CIP-FENOFIBRATE

CIP-FENOFIBRATE was in-licensed from Galephar in November 2000.  CIP-FENOFIBRATE is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of Hyperlipidemia, a cholesterol disorder.  Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood).  Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol”.

According to IMS, the Hyperlipidemia market in the U.S. alone exceeds US$19 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market.  Fibrates have proven to be superior in lowering triglycerides and raising HDL levels.  The use of fenofibrates has escalated rapidly in recent years, with increased patient demand expected to continue.  The market for existing fenofibrate formulations in the U.S. exceeded US$2 billion during 2012, consistent with the previous year.

CIP-FENOFIBRATE is based on the Lidose delivery system and is subject to a patent in the U.S., which was obtained in 1996, and a patent in Canada, which was allowed in the second quarter of 2006, in each case held by Galephar.  CIP-FENOFIBRATE’s novel oral formulation is bio-equivalent to the super-bioavailable Tricor brand formulation which has been introduced in North American markets.  Biopharmaceutical studies have been completed comparing CIP-FENOFIBRATE to micronized, micro-coated forms of fenofibrate, such as Tricor tablets and Lipidil Supra® tablets, with excellent results.

During the first quarter of 2003, Cipher filed an NDA with the FDA in respect of CIP-FENOFIBRATE.  In January 2004, the Company received an approvable letter from the FDA for this NDA, only two and a half years after submitting the initial IND for this product.  In the letter, the FDA requested that Cipher, prior to receiving approval, provide additional details and answer questions relating to chemistry, manufacturing and labelling for the product.  The Company satisfied the requirements in the FDA’s letter and final FDA approval was received in January, 2006.  The drug was approved under the label Lipofen™ in three unique dosages: 50 mg, 100 mg, and 150 mg, with the 150 mg strength equivalent to Tricor® 160 mg under fed conditions.

In April 2004, the TPD completed its review of the Company’s drug submission and confirmed that there were no outstanding issues.  Final approval in Canada for CIP-FENOFIBRATE was granted under a Notice of Compliance from Health Canada in February 2006, following the successful resolution of patent litigation in Canada.  During the second quarter of 2006, the Company completed an agreement with Oryx Pharmaceuticals Inc., a privately-owned specialty pharmaceutical company, to market and distribute CIP-FENOFIBRATE in Canada.

In July 2007, Cipher entered into a licensing and distribution agreement with ProEthic Pharmaceuticals Inc (“ProEthic”) under which ProEthic was granted the exclusive right to market, sell and distribute Lipofen™ in the United States.  In the third quarter of 2008, ProEthic was acquired by Kowa Company, Ltd., a multinational Japanese company actively engaged in manufacturing and trading activities in various fields, including pharmaceuticals and life sciences.  On September 1, 2008, ProEthic changed its name to Kowa.

The agreement with Kowa is for a period of ten years and they have the right to extend the term for two additional two year periods.  Under the terms of the agreement, Cipher received a US$2 million up-front licensing payment and in 2010 a cumulative net sales milestone was achieved, which resulted in a US$1 million payment to Cipher.  The Company could receive additional milestone payments if certain future net sales targets are achieved.  Cipher also receives a royalty on a percentage of net sales, which escalates from the mid-teens to the mid-twenties based on annual sales levels and the amount of promotional effort by Kowa.  After product-related expenses are deducted, approximately 50% of net revenue received by Cipher under the agreement will be paid to Galephar.

In Q2 2010, Cipher reached a cumulative net sales milestone for Lipofen®, resulting in a US$1.0 million milestone payment from Kowa.

In late 2007, Kowa launched Lipofen™ 150 mg and 50 mg capsules in the U.S. market with the full effort of its sales and marketing teams.  Monthly prescriptions have shown steady growth since the date of launch as Kowa increased its penetration of the primary care physicians in its targeted regions and expanded its sales force.  Kowa’s sales force has grown to approximately 250 in support of the Q3 2010 launch of their complimentary product, Livalo (pitavastatin).  Since Q3 2010, Lipofen has been detailed in second position, after Livalo.  The product continues to be actively promoted by Kowa and during 2012 prescriptions increased by 30% compared to 2011.

See “Recent Developments” above for subsequent developments.

CIP-TRAMADOL ER

CIP-TRAMADOL ER was in-licensed from Galephar in January 2001.  CIP-TRAMADOL ER is a novel, sustained-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain.  Tramadol is a synthetic opioid molecule which was developed to have the analgesic efficacy of the opioid family of drugs without the well-known side effects, including addiction.  Tramadol was launched in the U.S. in 1995 by Johnson & Johnson as Ultram® and reached over US$600 million in sales prior to the entry of brand generic competitors.  According to IMS, the U.S. market in 2012 for extended release formulations of tramadol exceeded US$100 million which represents only 2.4% of the total tramadol immediate release and extended release prescription market.  The total tramadol market exceeded 39 million prescriptions in 2012 with an annual growth rate in prescriptions of 8%.

CIP-TRAMADOL ER is enabled by oral controlled-release beads, a sustained-release drug delivery technology licensed from Galephar.  The novel formulation means that CIP-TRAMADOL ER delivers sustained-release drug delivery properties, with once-daily dosing, supporting ease-of-use for physicians, and a high level of compliance among chronic pain sufferers.  Until the launch of Ultram ER in early 2006, pain sufferers typically required 3 to 5 doses of tramadol per day.  While Cipher is one of three companies with a once-daily dose, the

Company believes there is sufficient opportunity in the pain relief market for its sustained-release tramadol capsule due to the size of the market and CIP-TRAMADOL ER’s profile, including rapid absorption and no food effect.

The Company owns the global licensing rights to CIP-TRAMADOL ER.  An IND was filed with the FDA on CIP-TRAMADOL ER in January 2002 and six Phase I and five Phase III studies have been completed.

In the second quarter of 2005, the Phase III study of the Company’s sustained-release analgesic tramadol was accepted under a Special Protocol Assessment (“SPA”).  An SPA is an agreement between a trial sponsor and the FDA, which states that the trial design and statistical analysis meets the requirements of the FDA and would support a NDA submission.  At that time the FDA indicated that a successful outcome from this study, in combination with the Company’s ongoing clinical work, would provide sufficient data to support a NDA submission.  Subsequent to that notification the FDA advised the Company that its existing clinical data package for CIP-TRAMADOL ER met the requirements to submit a NDA.

During the second quarter of 2005, the Company reported positive results from the 12-week efficacy component of its long-term safety trial for CIP-TRAMADOL ER.  In the study, CIP-TRAMADOL ER achieved statistical significance for the targeted endpoints.  During the third quarter of fiscal 2005, the Company completed its 6-month and 12-month safety trials.  The results from these studies, combined with the data from the Company’s previously completed Phase III trials, formed the basis of its NDA with the FDA, as described below.

In January 2006, Cipher was advised by the FDA that its existing clinical data package met the requirements to file a NDA.  While it was not required for the NDA, the Company decided to complete its final Phase III efficacy trial (the 02.05 trial) to further support both the regulatory and commercial success of CIP-TRAMADOL ER.  In September 2006, Cipher announced preliminary results from the study.  While all three active treatment groups in the study demonstrated a reduction in pain from baseline, the 02.05 efficacy results did not achieve a statistically significant effect relative to placebo with respect to the primary endpoint.  A higher than anticipated placebo effect was observed in the control arm.

The Company submitted its NDA to the FDA for CIP-TRAMADOL ER in late June 2006 seeking approval to market CIP-TRAMADOL ER for the treatment of moderate to moderately severe pain.  The NDA contains data from six completed pharmacokinetic studies and five Phase III studies (three of these providing pivotal efficacy data and two providing long-term safety data).  In September 2006, Cipher’s NDA for CIP-TRAMADOL ER was accepted for review by the FDA, with an action date of May 3, 2007 and on May 3, 2007, Cipher received an approvable letter from the FDA.  In its letter, the FDA indicated that Cipher’s application was approvable subject to the resolution of certain issues, including a request for an additional clinical trial to provide further efficacy data.  In subsequent discussions with the FDA, Cipher obtained clarification on the question of efficacy.  The FDA indicated that the statistical methods used to analyze data from Cipher’s clinical trials did not adequately address missing data relating to subjects who dropped out of the trials.

In December 2007, Cipher announced that it had appealed the position taken by the FDA in its approvable letter using the FDA’s formal dispute resolution process.  In the written response, the Acting Director of the Office of Drug Evaluation II, Center for Drug Evaluation and Research supported the Division’s approvable action.  In a subsequent discussion the FDA suggested an additional statistical sensitivity analysis of existing clinical data on CIP-TRAMADOL ER as a means to potentially satisfy the requirements for approval.  As a consequence, Cipher suspended its appeal and conducted the additional statistical analysis.

During the second quarter of 2008 the Company submitted a revised NDA to the FDA for CIP-TRAMADOL ER, its extended-release formulation of tramadol.  After considering feedback from the FDA appeal process and the results of the additional statistical sensitivity analysis of existing data suggested by the FDA, Cipher and its advisors concluded that submitting the revised NDA provided the most expeditious path to final regulatory approval. The revised NDA includes data from additional pharmacokinetic studies conducted by the Company comparing CIP-TRAMADOL ER to Ultram ER.  The revised NDA was accepted for review during the second quarter of 2008.  On October 29, 2008 the Company announced that additional time would be required for the FDA to complete its review of the NDA for while the FDA inspected the facilities of the Company’s manufacturer and packager.  These inspections were completed in January 2009.

On February 17, 2009, Cipher received tentative approval from the FDA for CIP-TRAMADOL ER.  While the product met all the FDA’s requirements for manufacturing quality, clinical safety and efficacy, certain patent issues related to the reference product, Ultram ER, needed to be resolved before the product could be commercialized.

In Q3 2009, the Company filed a Paragraph IV Certification for CIP-TRAMADOL ER with the FDA, which stated that the relevant patent listed in the FDA’s Orange Book for Ultram® ER was invalid, unenforceable, and/or would not be infringed by the manufacture or sale of Cipher’s product.  In November 2009, Purdue Pharma Products L.P. and Napp Pharmaceutical Group Ltd. (together “Purdue”) filed a complaint against Cipher in the U.S. District Court for the Eastern District of Virginia, for alleged infringement of two U.S. patents.

On December 30, 2009, Cipher received a favourable judgment in relation to patent litigation with Purdue in the U.S. District Court for Eastern District of Virginia.  The judgment terminated any further stay of FDA approval of Cipher’s NDA under the applicable provisions of the Hatch-Waxman Act.  The judgment held that the patents-in-suit to be invalid for obviousness based on a prior decision of the U.S. District Court for the District of Delaware, dated August 14, 2009, invalidating the Orange Book-listed patents for Ultram® ER in litigation filed by Purdue against Par Pharmaceutical, Inc.

On March 26, 2010, Cipher’s New Drug Submission to Health Canada for CIP-TRAMADOL ER, was accepted for review.

On May 10, 2010, the FDA approved CIP-TRAMADOL ER and in October 2010, the U.S. Patent and Trademark Office issued a patent for the product.

On June 28, 2011, the Company entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company, under which Cipher granted Vertical the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name ConZip® in the U.S.  The Company received an up-front payment of US$0.5 million.

On August 31, 2011 the Company received Health Canada approval for CIP-TRAMADOL ER.

On September 30, 2011 the Company entered into a distribution and supply agreement with Medical Futures, a Canadian-based pharmaceutical company, under which Cipher granted Medical Futures the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name Durela® in Canada.

See “Recent Developments” above for subsequent developments.

CIP-ISOTRETINOIN

Isotretinoin is used in the treatment of severe acne.  CIP-ISOTRETINOIN is based on the Lidose delivery system and was in-licensed from Galephar in January 2001.  The Company’s marketing rights to CIP-ISOTRETINOIN include the Americas and a majority of the Pacific Rim.  In Phase I clinical studies, Cipher’s innovative formulation demonstrated a significant competitive advantage in the treatment of severe, recalcitrant nodular acne compared with the brand original Accutane® and the generic drugs on the market.  CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions.  Cipher’s formulation offers more consistent absorption day-in and day-out over the course of a typical three- to five-month treatment period.  According to IMS, the U.S. isotretinoin market was almost US$0.5 billion in 2012 and, if converted to brand dollars, is estimated to be almost US$0.8 billion in annual sales.

In July 2004, the Company shared the findings of its pivotal studies with the FDA.  During the first quarter of 2005, the Company met with the FDA and, based on the feedback, proceeded with an NDA submission, which was completed during the second quarter of 2005.  In May 2006, Cipher received an approvable letter from the FDA.  In the letter, the FDA requested that the Company, prior to receiving approval, provide additional clinical data and further details relating to chemistry, manufacturing and controls (“CMC”) for the product.  Cipher submitted its response to the approvable letter in October 2006 which was accepted by the FDA in January 2007 as a complete, Class 2 response for review by the FDA with an action date under the Prescription Drug User Fee Act (“PDUFA”) of April 27, 2007.

On April 27, 2007 the Company received a second approvable letter from the FDA.  In the letter, the FDA indicated that Cipher’s application was approvable subject to the resolution of two remaining issues.  In addition to one question related to CMC, which the Company has responded to, the FDA requested that Cipher provide additional safety data.  In July 2007, the Company appealed the position taken by the FDA in its approvable letter using the formal dispute resolution process.  Cipher submitted its appeal and met with the FDA in July 2007.  In the appeal response and subsequent discussions with the FDA, Cipher was encouraged to work closely with the Division should the Company or a potential licensing partner choose to pursue a Phase III safety study.

On August 6, 2008 Cipher announced that it had entered into a definitive development, distribution and supply agreement with Ranbaxy, under which Ranbaxy was granted the exclusive right to market, sell and distribute CIP-ISOTRETINOIN in the U.S.  Under the terms of the agreement, Cipher received an initial upfront payment of US$1 million.  The agreement also provided for additional pre- and post-commercialization milestone payments of up to US$23 million, contingent upon the achievement of certain future milestone targets.  Once the product is successfully commercialized, Cipher will also receive a royalty percentage in the mid-teens on net sales.  In addition, Ranbaxy reimbursed Cipher for the costs associated with the clinical studies required to obtain FDA approval, up to a predetermined cap.  Any additional development costs associated with initial FDA approval have been shared equally.  Cipher is responsible for all product development activities, including management of the clinical studies required by the FDA to secure NDA approval.  Cipher is also responsible for product supply and manufacturing, which will be fulfilled by its partner, Galephar.

In Q4 2008, a product patent was issued by the U.S. Patent and Trademark Office for CIP-ISOTRETINOIN. The patent includes claims related to the reduced food effect of CIP-ISOTRETINOIN relative to currently marketed formulations.

During Q2 2009, the Company finalized the study protocol for the Phase III safety trial for CIP-ISOTRETINOIN under a Special Protocol Assessment (“SPA”) and on October 7, 2009 the first patient was enrolled in the study, which is a double-blind, randomized trial comparing CIP-IROTRETINOIN to an FDA-approved, commercially available isotretinoin product, being conducted in the U.S. and Canada over an 18-month period.

On April 1, 2010, the Company reached the enrolment mid-point in its Phase III safety study of CIP-ISOTRETINOIN, with more than 400 patients enrolled.  Achieving the milestone triggered a US$2.0 million milestone payment from Ranbaxy.

In late October 2010, the Company completed patient enrolment in its Phase III safety study of CIP-ISOTRETINOIN and in December 2010 a trial-related milestone was achieved that resulted in the receipt of a US$1.0 million payment from Ranbaxy.

In Q2 2011 Cipher completed its pivotal Phase III safety trial for CIP-ISOTRETINOIN and disclosed top-line results from the study.  From a safety perspective, the top-line data was positive showing no overall statistical differences in the adverse event profile between the two products.  The most frequent side effects that were observed were dry skin and dry lips.  In addition, initial statistics on psychiatric disorders, eye disorders, ear disorders, musculoskeletal, vascular disorders, cardiac disorders, and gastrointestinal disorders, illustrate there are no significant differences in the extent of adverse events between CIP-ISOTRETINOIN and the reference product..

In December 2011 the Company submitted a New Drug Submission with Health Canada for CIP-ISOTRETINOIN.

On December 21, 2011, the Company’s amendment to the NDA for CIP-ISOTRETINOIN was accepted by the FDA as a complete, class 2 response, with a goal date under the Prescription Drug User Fee Act of May 29, 2012.  As a result of achieving this milestone, Cipher received a US$1.0 million milestone payment from Ranbaxy in December 2011.

See “Recent Developments” above for subsequent developments.

Betesil® Patch

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.  Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows.  The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries.  The Company is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Specialized Skill and Knowledge

The Company specializes in identifying, evaluating and selecting currently marketed drugs and combining them with proven drug delivery technologies.  By combining drug delivery technology with marketed drugs, Cipher can enhance the drug’s performance and characteristics to produce differentiated products.  The Company relies on its ability to design and conduct clinical studies and navigate the regulatory pathway in both Canada and the U.S.  By enlisting the support of experienced clinical trial, regulatory and legal consultants, the Company is able to use expert knowledge to assist in the successful development of its products and the protection of its intellectual property.  Cipher has strengthened its internal resources and may continue to add talented senior professionals to its team as needed to support growth.

Competitive Conditions

The Company competes for both for in-licensing and out-licensing opportunities.  The pharmaceutical industry is intensely competitive and includes a range of players from large top-tier multinational companies to a smaller group of mid-tier companies and a large number of smaller, regional companies, often owned and operated by researchers.  The Company believes that competition in the pharmaceutical industry will continue to increase as disease management and patient compliance become more important in the overall strategy of cost containment in the healthcare sector.  In addition, pharmaceutical companies are increasingly taking steps to extend market exclusivity for their products by utilizing new drug delivery technologies and then filing patents on the resulting new formulations.  Many of the Company’s major drug development competitors have more experience in developing products and obtaining regulatory approvals and many are better capitalized.

The Company believes that its competitive strengths include the sophistication and complexity of its licensed technology, its cost effectiveness and wide applicability, management’s expertise evaluating drug candidates and forming product licensing agreements, experience with clinical studies and regulatory matters, and the quality and reputation of its strategic partners and management team.  Since the Company’s products are primarily currently marketed drugs to which new drug delivery systems are added to enhance the product’s performance, the Company expects to have compressed development timelines, lower development costs and faster market penetration.

Economic Dependence

Cipher does not conduct independent basic research with respect to the drug delivery technologies.  Instead, the Company relies upon research and development work conducted by others as a primary source of drug delivery technology.  To date, the sole provider of this technology has been Galephar.  While the Company expects to be able to continue to identify technology or research suitable for licensing by the Company either from Galephar or others, there can be no assurance that this will occur and in the interim, the Company’s existing products are dependent on the relationship with Galephar.  See also “Risk Factors — Dependence on Strategic Partnerships and Licensees”.

Employees

At December 31, 2012, the Company had 12 full-time employees.  The Company also uses senior consultants, hired on a contract basis and outsources its clinical development programs to various CROs, as needed.

Liquidity and Capital Resources

The development of pharmaceutical products is a process that requires significant investment.  The Company expects to incur research and development expenses, including expenses related to personnel and clinical trials.  The Company also expects that its general and administrative expenses will increase in the future as it expands its business development activity, adds infrastructure and incurs additional costs in connection with being a public company, including directors’ and officers’ insurance, investor relations programs and professional fees.

The Company’s future capital requirements will depend on a number of factors, including the continued progress of its research and development of product candidates, the timing and outcome of clinical trials and regulatory approvals, payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses to new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

The execution of distribution and supply agreements with Kowa, Ranbaxy, Vertical and Medical Futures has provided an additional source of funds for the Company.  These agreements have generated up-front payments and milestone payments, and royalties are now being received under all four agreements. The agreements also provide for ongoing milestone payments based on the achievement of development and commercialization milestones.

As at December 31, 2012, the Company had cash of $15.8 million.  The Company expects these funds will be sufficient to fund current product development and operating costs.

Revenues for the Last Two Financial Years

The Company reported net licensing revenue of $3.6 million in 2011 and $8.5 million in 2012. In 2012, the Company had three products on the market in the U.S. and one in Canada whereas in 2011 only Lipofen was on the market for the full year, with ConZip being launched in Q3 2011.  The launch of Absorica in late 2012 also contributed to the overall revenue growth in 2012.  Lipofen revenue was $2.2 million in 2011 and $4.6 million in 2012.  CIP-ISOTRETINOIN revenue in 2011 was $0.6 million and in 2012 was $2.6 million.  Revenue for ConZip and Durela was $0.8 million in 2011 and $1.3 million in 2012.

RISK FACTORS

Applicability of Patents and Proprietary Technology

Competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those the Company will develop.  The Company’s patent applications for a product may not be approved or approved as desired.  The patents of the Company’s competitors may impair its ability to do business in a particular area.  Others may independently develop similar products or duplicate any of the Company’s unpatented products.  The Company’s success will depend, in part, on its ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing the proprietary rights of others.  Patent protection is uncertain and involves many complex legal, scientific and technical questions.  The degree of legal protection afforded under patents is unclear.  As a result, the scope of patents issued to the Company or its partners may not successfully prevent third parties from developing similar or competitive products.

The Company enters into confidentiality agreements with its employees, suppliers and vendors.  However, these confidentiality agreements may be breached, and the Company may not have adequate remedies for such breaches.  Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology belonging to the Company.  Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner.

Patent Litigation

There has been substantial litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights.  When a drug developer files an NDA, it is required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the NDA is submitted.  Approval of an NDA is not effective until each listed patent expires, unless the applicant certifies that the patents are not infringed or invalid or so notifies the patent holder and the holder of the branded product NDA.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  If the applicant is challenged, the FDA is precluded by statute from granting approval to the applicant until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court decision which abbreviates the 30-month stay period.  Challenges of this type are not uncommon.  Similar procedures exist in Canada under the Patented Medicines Act (Notice of Compliance Regulations).

Third parties own patents relating to product formulations.  Claims by these companies that Cipher infringes their proprietary technology may result in liability for damages or may delay the development and commercialization of Cipher’s products.  In the pharmaceutical industry, it is not uncommon for competitors to advance such claims for strategic purposes.  Although management of the Company believes that there will be no further litigation with respect to the patents which were the subject of the litigation discussed above, there can be no assurance as to this fact.  Furthermore, there can be no assurance that additional patent or other litigation will not arise in connection with any of the Company’s current or future products or product candidates.  Currently, there is no ongoing litigation against the Company.  Patent litigation, with or without merit, is time-consuming and costly and may significantly impact the Company’s financial condition and results of operations, even if the Company prevails.

Product Approval Process

The Company currently has three approved products in the U.S. and Canada and one product which has not yet been filed for Health Canada approval.   Approvals may be refused or delayed for a number of reasons, including the requirement for additional clinical studies or the challenges of notices of infringement by patent holders.  Challenges of this type are not uncommon and may delay NDA approval by up to 30 months.

Marketing of Products

The Company’s products are marketed by third parties by way of licence arrangements.  Even if acceptable and timely marketing arrangements are available, the products the Company develops may not be accepted in the marketplace, and even if such products are initially accepted, sales may thereafter decline.  Additionally, the Company’s clients or marketing partners may make important marketing and other commercialization decisions with respect to products it develops without the Company’s input.  As a result, many of the variables that may affect the Company’s revenues, cash flows and net income may not be exclusively within its control.

Meeting Projected Timelines

The timing of completion of clinical trials, anticipated regulatory approvals, pricing approvals, obtaining reimbursement codes or the timing of product launch may vary due to factors such as delays or setbacks in the conducting of the Company’s clinical trials, regulatory approvals or in the manufacturing and marketing of an approved product.  If the Company does not meet its timelines within the projected timeframe, the Company’s business and financial results could be materially adversely affected.  Also, a delay in the launch of a product could negatively impact overall revenues and profitability relating to a product, particularly because the lifespan of the Company’s products are expected to be considerably shorter than the average lifespan of new chemical entities.

Product Liability and Insurance

Drug development involves the testing of approved and experimental drugs on human subjects.  Such studies create a risk of liability for personal injury or death to participants as a result of an unexpected adverse reaction to the tested drug or as a result of negligence or misconduct.  Furthermore, the administration of drugs to humans after marketing clearance is obtained can result in product liability claims.  Although the Company carries insurance that it believes is adequate for the types of clinical studies it conducts, there can be no assurance that insurance will be adequate or will continue to be available on terms acceptable to the Company.  Insurance will generally not protect the Company against certain of its own actions such as negligence.

Dependence on Strategic Partnerships and Licensees

The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies.  Currently, the Company’s entire product pipeline is in-licensed from Galephar.  If the Company breaches its underlying agreement with Galephar, including failing to meet specified contractual timelines related to the drug development and commercialization process, Galephar could terminate the agreement in its entirety, or with respect to any particular product.

Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                                          the Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products as to which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                                          the Company’s technology partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                                          reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which will be based on a percentage of net sales by these partners; and

•                                          the Company’s partners may terminate their collaborations with the Company, which could make it difficult for the Company to attract new partners or adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete.  Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.  With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

Concentration of Revenue

The Company generates revenues from four distribution and supply agreements.  A significant proportion of the Company’s revenue is derived from two customers, namely Ranbaxy and Kowa.  The loss of either of those sources of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

Substantial Competition and Rapid Technological Change

The Company competes to obtain licenses for new products and competes to secure distribution channels.  Moreover, the Company’s products compete with other products.

The pharmaceutical industry is subject to rapid and substantial technological change.  The patents protecting the active ingredients for the products currently in the Company’s product pipeline have expired.  In order to obtain commercial benefits from the Company’s products, the Company will rely on proprietary drug delivery systems.  The Company’s products will face intense competition from conventional forms of drug delivery systems and from delivery systems which are similar to that developed by the Company.  The Company will compete with companies in North America and abroad, including major pharmaceutical and chemical companies, research and development firms, universities and other research institutions.

Many of the Company’s competitors have greater financial resources and market capabilities, have greater experience in the area of drug development and have greater experience in obtaining FDA and other regulatory approvals.  The Company’s competitors may succeed in developing technologies and products that are more effective or cheaper to use than any products that the Company may develop or licence.  These developments could render the Company’s technologies and products obsolete or uncompetitive, which could have a material adverse effect on its business and financial results.  These competitors could also be viewed as more favourable partners to licensors and/or distributors.

The Publication of Negative Results of Clinical Trials May Adversely Impact the Company’s Products

From time to time, studies or clinical trials on various aspects of pharmaceutical products, including a product’s active ingredient, are conducted by academic researchers or others, including government agencies.  The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study.  The publication of negative results of studies or clinical trials related to the Company’s products, an active ingredient in the Company’s products, or the therapeutic areas in which the Company’s products compete could adversely affect the Company’s sales, the prescription trends for the Company’s products and the reputation of the Company’s products.  In the event of the publication of negative results of studies or clinical trials related to the Company’s products, an active ingredient in the Company’s products, or the therapeutic areas in which the Company’s products compete, the Company’s business and financial results could be materially adversely affected.

Capital Needs

The Company may have a need for capital resources to fund possible future operational needs, product development expenditures and future strategic initiatives.  The Company may expend amounts to fund research and development activities in order to develop new products and, to a lesser degree, to complete existing products under development.  These expenditures may cause the Company to incur operating losses and cash flow deficiencies for the near future and until such time as sales of the Company’s products by its commercial partners generate sufficient additional revenues.  As noted above, as at December 31, 2012, the Company had cash of $15.8 million.  The Company is now generating commercial revenue which provides a source of cash flow funding.  During 2012 the Company generated net licensing revenue of $8.5 million.  During 2012, the Company’s cash position increased by $6.2 million.

The Company expects the cash on hand at December 31, 2012 will be sufficient to fund current product development and operating costs.  Additional funding may be required for the development of new products in-licensed from its current technology partner or other technology partners.  Although the Company believes that it could obtain additional capital through future equity or debt financing, there can be no assurance that it will be able to do so on terms acceptable to the Company or at all.  If the Company were unable to obtain sufficient additional capital the development of its existing principal products and/or additional products could be disrupted, which could have a material adverse effect on its business and financial results.

Key Personnel and External Collaborators

The Company’s product development capacity will depend, to a great extent, on its ability to attract and retain highly qualified staff.  The competition in the industry in which the Company operates is intense.  The Company’s success will be highly dependent upon its senior officers, its scientific personnel as well as its consultants and collaborators.  The loss of key employees or collaborators, if any, could compromise the pace and success of the Company’s product development.

Government Regulation and Regulatory Approval

Although the Company has obtained regulatory approval in the U.S. and Canada for its lead product, there is no assurance that it will receive regulatory approvals in one or more significant markets for the other two products in development or for its future products.  Failure to obtain necessary regulatory approvals may adversely affect the Company’s business, financial condition or results of operations.

The Company’s regulatory strategy is to seek approval from the FDA through the 505(b)(2) NDA approach.  Under this approach, a Company need not repeat studies conducted by the brand originator; however, it does not preclude the FDA from requesting that further studies be done.

The cost of obtaining and complying with government regulation can be substantial.  Government authorities in the U.S., Canada and comparable authorities in foreign countries regulate the research and development, manufacture, testing and safety of pharmaceutical products as well as the approval and commercialization of such products.  The regulations applicable to the Company’s existing and future products may change.  There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.  Government agencies in the U.S., Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use.  Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the U.S. and Canada.  Whether or not approved in the U.S. or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer or shorter than in the U.S. and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Furthermore, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints.  There can be no assurance that the Company’s third party distributors and manufacturers are in compliance with all of these laws, regulations and other constraints.  Failure to comply with these laws, regulations or other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims or withdrawal of marketing approvals, as a result of which the Company’s business and financial results could be materially adversely affected.  In addition, the adoption of new laws, regulations or other constraints or changes in the interpretation of such requirements may result in significant compliance costs that could be passed on to the Company by its distributors or manufacturers or lead the Company to discontinue product sales and may have an adverse effect on the marketing of the Company’s products, resulting in significant loss of sales.

Dependence on CROs

The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation.  Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company.  The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities.  Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of GCP standards or GLP standards could materially and adversely affect the Company.

The Company’s ability to complete its clinical trials is also dependent on the financial viability of its CROs as any discontinuation of a CRO’s business could delay or disrupt the completion of clinical trials.

Third-Party Reimbursement for the Cost of Products

The Company’s ability to successfully market its products and product candidates, if FDA approval is obtained, depends, in part, on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as Health Maintenance Organizations (“HMOs”) and Managed Care Organizations (“MCOs”).

In Canada, patented pharmaceutical products are subject to price control by the Patented Medicine Prices Review Board.  Third-party payers increasingly challenge the pricing of pharmaceutical products.  In addition, the trend toward managed healthcare in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduction in product demand.  Such cost containment measures and healthcare reform could affect the Company’s commercial partners’ ability to sell its products and may have a material adverse effect on its business, results of operations and financial condition.

Uncertainty exists about the reimbursement status of newly approved pharmaceutical products.  Reimbursement in the U.S., Canada or other foreign countries may not be available for some of the Company’s products.  Any reimbursement granted may not be maintained or limits on reimbursement available from third-party payers may reduce demand for, or negatively affect the price of, those products.  These issues could have a material adverse affect on the Company’s business, results of operations and financial condition.  The Company is unable to predict if additional legislation or regulation impacting the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on the Company’s business.  The Company intends to rely solely on its distributors to work with the payors to obtain reimbursement codes and to obtain pricing approvals in the relevant jurisdictions.

Successful Strategic Investments

Economic, governmental, industry and internal company factors outside the Company’s control affect each of the companies in which the Company may invest or partner with.  If these companies do not succeed, the value of the Company’s assets and the market price of the Company’s common shares could decline.  Some of the material risks relating to the companies in which the Company may invest in, or partner with, include:

•                                          the ability of these companies to successfully develop and manufacture the products which serve as the basis of the Company’s investment;

•                                          the ability of competitors to develop similar or more effective products, making the drugs developed by the companies in which the Company invests difficult or impossible to market;

•                                          the ability of these companies to adequately secure patents for their products that do not infringe existing patents and protect their proprietary information;

•                                          the ability of the companies to remain technologically competitive, and the dependence of these companies upon key scientific and managerial personnel; and

•                                          the ability of these companies to remain financially viable.

The Company will have limited or no control over the resources that any company in which it invests may devote to developing products in collaboration with the Company.  Any company in which the Company invests may not perform as expected.  These companies may breach or terminate their agreements with the Company or otherwise fail to conduct product discovery and development activities successfully or in a timely manner.  If any of these events occur, it could have a material adverse effect on the business carried on by the Company.

Development Goals and Time Frames

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and the timing of product launches.  The actual timing of these events can vary dramatically due to factors such as delays or failures in Cipher’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products.  There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products.  If Cipher fails to achieve one or more of these milestones as planned, it could have a material adverse effect on the business carried on by the Company.

Possible Dilution of Shareholders

The Company has financed its operations to date through the sale of securities, specifically, common shares.  The Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders.  Cipher’s long-term capital requirements will depend on many factors, including continued scientific progress in its product discovery and development programs, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, Cipher will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or part of its particular programs.

The Company’s business, financial condition and results of operations may depend on its ability to obtain additional financing which may not be available under favourable terms, if at all.  The Company’s ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance.  If Cipher’s capital resources are exhausted and adequate funds are not available, Cipher may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

Securities are Subject to Market Price Volatility

Market prices for the securities of pharmaceutical and biotechnology companies have historically been highly volatile and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as fluctuations in the Company’s operating results, the aftermath of any public announcements made by the Company, concern as to the safety of any drugs developed by the Company, and general market conditions, can have an adverse effect on the market price of the Company’s securities.

Significant Shareholders

A director of the Company, Dr. John D. Mull owns 9,622,299 of Cipher’s outstanding Common Shares.  Those Common Shares represent 39.4% of the total outstanding Common Shares.  If Dr. Mull was to sell his interest in the Company into the public market, or even if the market was to perceive that such a sale may occur, such event might lower the market price of the Common Shares.

Corriente Master Fund, LP owns 4,807,100 Common Shares, representing 19.7% of the total outstanding Common Shares.

DIVIDENDS

The Company has not declared or paid any dividends since incorporation and has no present intention to declare or pay any dividends in the foreseeable future.  Any decision to declare or pay dividends on the Company’s shares will be made by its board of directors based upon the Company’s earnings, financial requirements and other conditions existing at such future time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, in each case without nominal or par value.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the common shares and preference shares.

Common Shares

The Company is authorized to issue an unlimited number of common shares.  The common shares rank junior to the preference shares.  Holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.  Holders of common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company and to receive pro-rata the remaining assets of the Company upon its liquidation, dissolution or winding-up, subject to the rights of holders of preference shares and any other class or series of shares of the Company having priority over the common shares.  As at March 25, 2013, there were 24,445,828 common shares issued and outstanding.

Preference Shares

The preference shares are issuable in series and have such rights, restrictions, conditions and limitations as the board of directors of the Company may from time to time determine.  The preference shares rank senior to the common shares with respect to the payment of dividends or on any distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company.  Holders of preference shares are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company, except as required by law.  As at March 25, 2013, no preference shares were issued and outstanding.

MARKET FOR SECURITIES

The common shares of the Company trade on the TSX under the symbol “DND”.  The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

	Toronto Stock Exchange ($CDN)
Month (2012)	High	Low	Volume
January	$1.00	$0.64	81,385
February	$1.35	$0.95	185,005
March	$1.34	$1.10	39,385
April	$1.33	$1.03	21,580
May	$2.30	$1.03	423,170
June	$1.94	$1.50	132,379
July	$1.60	$1.40	95,756
August	$1.69	$1.46	31,713
September	$1.73	$1.52	64,439
October	$2.22	$1.48	111,970
November	$2.22	$1.81	115,923
December	$2.50	$2.00	82,065

DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and executive officers of the Company as at December 31, 2012:

Name and Province/State of Residence	Position	Director Since	Principal Occupation

WILLIAM C. GARRIOCK (1) Ontario, Canada	Chair and Director	Feb. 23, 2004	Professional company director, President, Garry Oaks Advisors

JOHN D. MULL, M.D., F.R.C.P. (C) Ontario, Canada	Director	Jan. 9, 2004	Retired. Former Chairman of the Company and former Chairman of CML HealthCare Income Fund

GERALD P. McDOLE (2) Ontario, Canada	Director	Feb. 23, 2004	Retired. Former President and Chief Executive Officer of AstraZeneca Canada Inc.’s pharmaceutical operations

STEPHEN R. WISEMAN, CA.(3) Ontario, Canada	Director	Aug. 3, 2005	Retired. Former Chairman of CML HealthCare Inc. and former partner of Taylor Leibow LLP, Chartered Accountants

STEFAN AIGNER, M.D. (4) Pennsylvania, U.S.A.	Director	Dec. 6, 2007	CEO, Inspirion Delivery Technologies, LLC

WILLIAM D. CLAYPOOL, M.D. (5) Pennsylvania, U.S.A.	Director	Nov. 3, 2009	President and COO of Hsiri Therapeutics, LLC

LARRY ANDREWS Ontario, Canada	President and Chief Executive Officer and Director	May 4, 2012	President and Chief Executive Officer of Cipher

NORMAN EVANS, CA. Ontario, Canada	Chief Financial Officer and Secretary		Chief Financial Officer and Secretary of Cipher

JASON GROSS Ontario, Canada	Vice President, Scientific Affairs		Vice President, Scientific Affairs of Cipher

(1)         Mr. Garriock was appointed Chair of the Board on October 16, 2007, replacing Dr. John Mull who continues to serve as a director.  Mr. Garriock is also Chair of the Nominating and Governance Committee and a member of the Audit and Compensation Committees.

(2)         Mr. McDole is the Chair of the Compensation Committee and a member of the Audit and Nominating and Governance Committees.

(3)         Mr. Wiseman is the Chair of the Audit Committee and a member of the Nominating and Governance and Compensation Committees.

(4)         Dr. Aigner is a member of the Audit, Nominating and Governance and Compensation Committees.

(5)         Dr. Claypool is a member of the Audit, Nominating and Governance and Compensation Committees.

All of the directors and executive officers of the Company have been engaged for more than five years in their present principal occupations or in other capacities with the companies with which they currently hold positions with the exception of Stefan Aigner who was a corporate officer of Alpharma, Inc. from 2006 to May 2008 and William Claypool who was a Senior Partner at Pennmark Associates, LLC from October 2008 to January 2012  and President, CEO and Chairman of Phoenix Data Systems Inc. from January 2001 to March 2008.

The current directors and executive officers as a group (nine persons) beneficially own or control, directly or indirectly, 10,072,544 of the outstanding common shares of the Company (41.2%).

The term of office of all directors of the Company will expire at the next annual meeting of the shareholders of the Company to be held on May 3, 2013.

LEGAL PROCEEDINGS

There has been substantial litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights.  When a drug developer files an NDA, it is required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the NDA is submitted.  Approval of an NDA is not effective until each listed patent expires, unless the applicant certifies that the patents are not infringed or invalid or so notifies the patent holder and the holder of the branded product NDA.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  If the applicant is challenged, the FDA is precluded by statute from granting approval to the applicant until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision which abbreviates the 30-month stay period.  Challenges of this type are not uncommon.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts, other than contracts in the ordinary course of business, and material contracts in the ordinary course of business required to be listed, that were entered into by the Company in 2012 or prior to 2012 and are still in effect:

Master Licensing and Clinical Supply Agreement

In February 2002, the Company entered into a master licensing and clinical supply agreement with Galephar (the “Master Licensing and Clinical Supply Agreement”).  Pursuant to the Master Licensing and Clinical Supply Agreement, Galephar granted the Company a license to package, test, obtain regulatory approval and/or market certain pharmaceutical products in certain geographical areas more particularly described in the agreement.  The license gives the Company the right to conduct all studies and tests required by the FDA and other regulatory authorities in the geographic area where the pharmaceutical product is being packaged, tested, approved and/or marketed, as well as the right to prepare, file and prosecute any regulatory submissions for approval in such geographic area.  The license granted for each pharmaceutical product is of perpetual duration and is an exclusive license in the relevant geographic area and a non-exclusive license in other geographic areas more particularly specified in the agreement.

Lipofen® Distribution and Supply Agreement

In July 2007, Cipher entered into a licensing and distribution agreement with ProEthic Pharmaceuticals Inc. (“ProEthic”) under which ProEthic was granted the exclusive right to market, sell and distribute Lipofen® in the U.S. ProEthic was subsequently acquired by Kowa Company, Ltd. and its name was changed to Kowa.  The agreement is for a period of ten years and Kowa has the right to extend the term for two additional two year periods.  Under the terms of the agreement, Cipher received a US$2 million up-front payment and the agreement provides for additional milestone payments of up to US$20 million based on the achievement of certain net sales targets.  Cipher also receives a royalty on a percentage of net sales, which escalates from the mid-teens to the mid-twenties based on annual sales levels and the degree of promotional effort by Kowa.

CIP-ISOTRETINOIN Development, Distribution and Supply Agreement

In August 2008, Cipher entered into a development, distribution and supply agreement with Ranbaxy, under which Cipher granted Ranbaxy the exclusive right to market, sell and distribute CIP-ISOTRETINOIN in the U.S., its territories and possessions.  Under the terms of the agreement with Ranbaxy, Cipher received an initial upfront payment of US$1 million.  The agreement provides for additional pre- and post-commercialization milestones payments of up to US$23 million, contingent upon the achievement of certain milestone targets.  Cipher also receives a royalty in the mid-teens on net sales.  In addition, Ranbaxy has reimbursed Cipher for the costs associated with the clinical studies required to obtain FDA approval, up to a predetermined cap.  Additional development costs associated with initial FDA approval in excess of the cap were shared equally.  Cipher is responsible for all product development activities, including management of the clinical studies required by the FDA to secure NDA approval.

ConZip® Distribution and Supply Agreement

In June 2011, Cipher entered into a distribution and supply agreement with Vertical under which Vertical was granted the exclusive right to market, sell and distribute ConZip® in the U.S.  The agreement is for a period of ten years and Vertical has the right to extend the term for two additional five year periods.  Under the terms of the agreement, Cipher received a US$0.5 million up-front payment and a launch milestone of US$0.75 million in 2011.  The agreement also provides for additional milestone payments of up to US$3.75 million based on the achievement of certain net sales targets.  Cipher also receives a royalty on a percentage of net sales in the mid-teens.

AUDIT COMMITTEE INFORMATION

The Audit Committee was formed on March 2, 2004 and is currently composed of Messrs. Stephen Wiseman (Chair), William Garriock, Gerald McDole, Stefan Aigner and William Claypool.  All of the committee members have been determined by the Board to be “independent” directors within the meaning of Multilateral Instrument 52-110 — Audit Committees.  The Board has also determined that all members of the Audit Committee are “financially literate” as defined in the Audit Committee charter.  A copy of the charter is attached hereto as Schedule A.

Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee relevant to the performance of his responsibility as a member of the Committee.

Audit Committee Member	Relevant Education and Experience

Stephen Wiseman (Chair)

Mr. Wiseman was Chair of the Board of CML HealthCare Inc. until March 3, 2011. He is currently a director of CML and chair of the audit committee. He was previously a partner of Taylor Leibow LLP, the largest independent accounting firm in the greater Hamilton and Burlington region. Mr. Wiseman is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario. In addition, he holds a CMA designation from the Society of Management Accountants of Ontario and a CFE designation from the Association of Certified Fraud Examiners. He earned his MBA from McMaster University and Bachelor of Commerce and Master of Arts (Economics) degrees from the University of Ottawa. Mr. Wiseman serves as Chairman of the Cipher audit committee.

Gerald McDole

Mr. McDole holds a B.Sc. and a certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a business administration diploma from the University of Toronto. Mr. McDole’s experience includes acting as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations and leading the merger of Astra Pharma Inc. and Zeneca Pharma Inc. Prior to this, Mr. McDole was President and CEO of Astra Pharma Inc. In those prior roles he actively supervised people engaged in preparing, auditing, analyzing and evaluating financial statements with a level of complexity not less than those of the Company. Mr. McDole also has significant experience as a member of the audit committee of a number of public companies.

William Garriock	Mr. Garriock holds a B.Comm., and an MBA from Northwestern University, Kellogg School of Business. Mr. Garriock is a professional company director and

Audit Committee Member	Relevant Education and Experience

the retired Chair of the Board and former President of MDS SCIEX, the analytical instrument division of MDS Inc. From 1993 to 1994, Mr. Garriock was Vice President and Managing Partner (Pharmaceuticals) of MDS Health Ventures Inc., following eighteen years as President and CEO of Miles Canada Inc. (now Bayer Canada Inc.). In those prior roles he actively supervised people engaged in preparing, auditing, analyzing and evaluating financial statements with a level of complexity not less than those of the Company. Mr. Garriock also has significant experience as a member of the audit committees of a number of public companies.

Stefan Aigner

Dr. Aigner holds a medical degree from the University of Erlangen (Nuremberg, Germany) and is currently CEO of Inspirion Delivery Technologies, LLC, a company formed in 2006 to pursue opportunities in specialty pharmaceuticals. Dr. Aigner has held the designation of CFA (Certified Financial Analyst) since 2001. Previously, Dr. Aigner was an Executive Officer at Alpharma, Inc. and prior to that he was co-founder and Executive Vice President of Reliant Pharmaceuticals, Inc. in charge of business and corporate development and was a management consultant for The Wilkerson Group. In those prior roles he was involved in evaluating and analyzing financial structures and financial statements with a level of complexity not less than those of the Company.

William Claypool

Since January of 2012, Dr. Claypool has been the President and Chief Operating Officer of Hsiri Therapeutics, LLC, a development stage pharmaceutical company focused on antibiotic drugs. Prior to that, he was a Senior Partner at Pennmark Associates, LLC, a pharmaceutical development consulting firm, he co-founded in October 2008. He was President of Phoenix Data Systems Inc. as a wholly owned subsidiary of Bioclinica, Inc. from March 2008 until September of 2008. Before that, Dr. Claypool served as President, Chief Executive Officer and Chairman of Phoenix Data Systems, Inc. from January 2001 until its sale in March 2008. From January 2001 until June 2001, he served as President and Chief Executive Officer of The GI Company. From 1991 to 2001 Dr. Claypool held a number of senior management positions with SmithKline Beecham Pharmaceuticals, including Senior Vice President and Director of Worldwide Clinical Development and Medical Affairs. Dr. Claypool has served as a director of ViroPharma since December 2003 and he serves on their compensation committee. He was a director at Morphotek prior to its sale to Eisai Pharmaceuticals. He was also a board member of 3 Dimensional Pharmaceuticals prior to its sale to Johnson & Johnson. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine and completed his residency and fellowship at the Hospital of the University of Pennsylvania.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services by the external auditor.  As set out in section 9.1(d) of the Audit Committee charter, the Audit Committee approves any non-audit services provided by the external auditor on a case-by-case basis.

External Auditor Service Fees

The fees paid or payable by the Company to PricewaterhouseCoopers LLP, the Company’s external auditor, for the periods noted below for all services performed were as follows:

	Fiscal 2012	Fiscal 2011
Audit fees (1)	$77,900	$75,600
Audit-related fees (2)	34,600	53,100
Tax fees (3)	20,872	16,200
All other fees (4)	NIL	NIL
TOTAL	$133,372	$144,900

(1)         Fees in respect of services performed in order to comply with Canadian generally accepted auditing standards (“GAAS”). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2)         Fees in respect of reviews of the interim financial statements, the reports of which are provided to the Audit Committee and, in 2011, fees in respect of the Company’s conversion to IFRS.

(3)         Fees in respect of services performed by the auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit Fees”.  Tax services include assistance with tax compliance and tax planning and advice.

(4)         Fees in respect of all services not falling under any of the foregoing three categories.

INTEREST OF EXPERTS

The financial statements of the Company for the fiscal year ended December 31, 2012 have been audited by PricewaterhouseCoopers LLP which is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information, including directors’ and executive officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s management information circular for its May 3, 2013 annual and special meeting of shareholders at which directors are to be elected.  Additional financial information is available in the Company’s financial statements and MD&A for its most recently completed financial year.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF CIPHER PHARMACEUTICALS INC.

GENERAL

1.             PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1          Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)           the integrity of the Corporation’s financial statements and of the accounting and financial reporting practices and procedures of the Corporation;

(b)           the adequacy of the internal and accounting controls and procedures of the Corporation;

(c)           the External Auditor’s qualifications and independence;

(d)           the performance of the Corporation’s internal audit function, if any and the External Auditor; and

(e)           the Corporation’s compliance with legal and regulatory requirements, to the extent that such requirements are relevant to the foregoing.

2.             DEFINITIONS AND INTERPRETATION

2.1          Definitions

In this Charter:

(a)           “Board” means the Board of Directors of the Corporation;

(b)           “Chair” means the chair of the Committee;

(c)           “Committee” means the audit committee of the Board;

(d)           “Corporation” means Cipher Pharmaceuticals Inc.;

(e)           “Directors” means the directors of the Corporation;

(f)            “External Auditor” means the Corporation’s independent auditor; and

(g)           “GAAP” means Canadian generally accepted accounting principles.

Any words or terms with initial capital letters which are not defined herein shall have the meanings ascribed thereto in the charter of the Directors.

2.2          Interpretation

The provisions of this Charter are subject to any Applicable Laws.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.             ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1          Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2          Appointment and Removal of Members of the Committee

(a)           Board Appoints Members.  The members of the Committee shall be appointed by the Board.

(b)           Annual Appointments.  The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)           Vacancies.  The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

(d)           Removal of Member.  Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3          Number of Members

The Committee shall consist of three or more Directors, a majority of whom shall be Residents.

3.4          Independence of Members

Each member of the Committee shall be independent as defined under Applicable Laws.

3.5          Financial Literacy

(a)           Financial Literacy Requirement.  Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)           Definition of Financial Literacy.  “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.6          Audit Committee Financial Expert

(a)           Attributes of an Audit Committee Financial Expert.  To the extent possible, the Board shall appoint to the Committee at least one Director who has the following attributes:

(i)            an understanding of generally accepted accounting principles and financial statements;

(ii)           ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)          experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the

Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)          an understanding of internal controls and procedures for financial reporting; and

(v)           an understanding of audit committee functions.

(b)           Experience of the Audit Committee Financial Expert.  To the extent possible, the Board shall appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)            education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii)           experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)          experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)          other relevant experience.

4.             COMMITTEE CHAIR

4.1          Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2          Chair to be Appointed Annually

The appointment of the Committee’s Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.             COMMITTEE MEETINGS

5.1          Quorum

A quorum of the Committee shall be a majority of its members provided that a majority of the members comprising the quorum shall be Residents.

5.2          Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3          Time and Place of Meetings

The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee in accordance with the by-laws of the Corporation; provided, however, the Committee shall meet at least quarterly.

5.4          In Camera Meetings

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee approves the quarterly financial statements, the Committee shall meet separately with each of:

(a)           management;

(b)           the External Auditor; and

(c)           the internal auditor, if any.

5.5          Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6          Invitees

The Committee may invite Directors, officers and employees of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.  The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation’s expense.

5.7          Regular Reporting

The Committee shall report to the Board at the Board’s next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.             AUTHORITY OF COMMITTEE

6.1          Retaining and Compensating Advisors

The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Committee.  The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2          Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.3          Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7.             REMUNERATION OF COMMITTEE MEMBERS

7.1          Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2          Directors’ Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than Directors’ fees (which fees may include cash and/or securities or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.             INTEGRITY OF FINANCIAL STATEMENTS

8.1          Review and Approval of Financial Information

(a)           Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor, the Corporation’s audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, when appropriate, shall recommend to the Board that the Board approve the audited annual financial statements and related MD&A.

(b)           Interim Financial Statements.  The Committee shall review and discuss with management and the External Auditor and, when appropriate, shall recommend to the Board that the Board approve the Corporation’s interim unaudited financial statements and related MD&A.

(c)           Material Public Financial Disclosure.  The Committee shall discuss with management and the External Auditor:

(i)            the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases,

(ii)           financial information and earnings guidance (if any) to be provided to analysts, investors and rating agencies, and

(iii)          press releases containing financial information (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and, when appropriate, shall recommend to the Board that the Board approve any such material financial disclosure prior to its release to the public.

(d)           Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e)           Accounting Treatment.  The Committee shall review and discuss with management and the External Auditor:

(i)            major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation’s selection or application of accounting principles and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(ii)           analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iii)          the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the Corporation’s financial statements;

(iv)          the management certifications of the financial statements as required by applicable securities laws in Canada or otherwise; and

(v)           pension plan financial statements, if any.

9.             EXTERNAL AUDITOR

9.1          External Auditor

(a)           Authority with Respect to External Auditor.  The Committee shall be directly responsible for the nomination, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.  In the discharge of this responsibility, the Committee shall:

(i)            have sole responsibility for recommending to the Board the person to be proposed to the Corporation’s shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor’s compensation and determining at any time whether the Board should recommend to the Corporation’s shareholders whether the incumbent External Auditor should be removed from office;

(ii)           review the terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iii)          require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to, and shall report directly to, the Committee as the representative of shareholders.

(b)           Independence.  The Committee shall satisfy itself as to the independence of the External Auditor.  As part of this process the Committee shall:

(i)            assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, the Corporation should rotate periodically, the audit firm that serves as External Auditor;

(ii)           require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and the Corporation and its subsidiaries and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

(iii)          address non-audit services provided by the External Auditor as described in clause (d) below; and

(iv)          review and approve the policy setting out the restrictions on the Corporation and its subsidiaries hiring partners, employees and former partners and employees of the Corporation’s current or former External Auditor.

(c)           Issues Between External Auditor and Management.  The Committee shall:

(i)            review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or in access to requested information;

(ii)           review any disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor regarding financial reporting; and

(iii)          review with the External Auditor:

(A)          any accounting adjustments that were proposed by the External Auditor, but were not made by management;

(B)          any communications between the audit team and audit firm’s national office respecting significant auditing or accounting issues presented by the engagement;

(C)          any management or internal control letter issued, or proposed to be issued by the External Auditor to the Corporation; and

(D)          the performance of the Corporation’s internal audit function and internal auditors.

(d)           Non-Audit Services.

(i)            The Committee shall either:

(A)          approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or

(B)          adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee’s responsibilities to management.

(ii)           The Committee may delegate to one or more members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii)          The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

(e)           Evaluation of External Auditor.  The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board.  In connection with this evaluation, the Committee shall:

(i)            review and evaluate the performance of the lead partner of the External Auditor;

(ii)           obtain the opinions of management and of the persons responsible for the Corporation’s internal audit function with respect to the performance of the External Auditor; and

(iii)          obtain and review a report by the External Auditor describing:

(A)          the External Auditor’s internal quality-control procedures;

(B)          to the extent permitted by Applicable Laws and by the Canadian Public Accountability Board, any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor’s firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor’s firm, and any steps taken to deal with any such issues; and

(C)          all relationships between the External Auditor and the Corporation (for the purposes of assessing the External Auditor’s independence).

(f)            Review of Management’s Evaluation and Response.  The Committee shall:

(i)            review management’s evaluation of the External Auditor’s audit performance;

(ii)           review the External Auditor’s recommendations, and review management’s response to and subsequent follow-up on any identified weaknesses;

(iii)          review management’s response to significant internal control recommendations of the internal audit staff and the External Auditor;

(iv)          receive regular reports from management and receive comments from the External Auditor, if any, on:

(A)          the Corporation’s principal financial risks;

(B)          the systems implemented to monitor those risks; and

(C)          the strategies (including hedging strategies) in place to manage those risks; and

(g)           recommend to the Board whether any new material strategies presented by management should be considered appropriate and approved.

10.          INTERNAL AUDIT FUNCTION

10.1        Internal Auditor

In connection with the Corporation’s internal audit function, if any the Committee shall:

(a)           review the terms of reference of the internal auditor, if any, and meet with the internal auditor as the Committee may consider appropriate to discuss any concerns or issues;

(b)           in consultation with the External Auditor and the internal audit group, review the adequacy of the Corporation’s internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

(c)           review the internal control report prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting; and

(d)           periodically review with the internal auditor, if any, any significant difficulties, disagreements with management or scope restrictions encountered in the course of the work of the internal auditor.

11.          COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS

11.1        Risk Assessment and Risk Management

The Committee shall discuss the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures and shall report to the Board with respect thereto.

11.2        Related Party Transactions

The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

11.3        Whistleblowing Policy

The Committee shall put in place, subject to approval by the Board, procedures for:

(a)           the receipt, retention and treatment of complaints received by the Corporation or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b)           the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters.

12.          ANNUAL PERFORMANCE REVIEW

On an annual basis, the Committee shall follow the process established by the Board and overseen by the Nominating and Governance Committee for reviewing the performance of the Committee.

13.          CHARTER REVIEW

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

December 28, 2005 and amended August 3, 2006